UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-27587 CUSIP NUMBER 14983D202

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended:        August 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

        For the Transition Period Ended: ____________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ARKADOS GROUP, INC.

Full Name of Registrant

N/A

Former Name if Applicable

87 Fairfield Road

Address of Principal Executive Office (Street and Number)

Fairfield, New Jersey  07004

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)  The subject annual report, semi-annual report. transition report on Form 10-K, Form 20-F, Form 11-K. Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is not able to meet the filing deadline for its Form 10-Q for the quarter ended August 31, 2011 without undue effort and expense, due to the lack of personnel necessary to complete the information required for the filing on a timely basis.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andreas Typaldos (Name)	(732) (Area Code)	465-9300 ext 0 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☐    No  ☒

Form 10-K for year ended May 31, 2011

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant will report net income of approximately $4 million for the three months ended August 31, 2011 as compared to a net loss of approximately $1.6 million for the three months ended August 31, 2010 as the registrant recorded a gain on sale of assets of approximately $4 million for the three months ended August 31, 2011. The significant change resulted from the sale of substantially all of the assets used in the registrant's business to STMicroelectronics, Inc., pursuant to an Asset Purchase Agreement dated as of December 23, 2010. The sale closed in June 2011.

ARKADOS GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 18, 2011	By:	/s/ Andreas Typaldos
Andreas Typaldos, CEO